EXHIBIT 12.1

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended		For the Years Ended

	September 30,		December 31,

	2008	2007	2007	2006	2005	2004	2003

	(Millions, except ratios)

Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$1,414	$1,263	$1,590	$878	$752	$594	$815
Fixed Charges	157	143	193	190	197	198	219
Capitalized Interest	(22)	(21)	(23)	(30)	(89)	(107)	(106)
Preferred Stock Dividend Requirements	—	—	—	—	—	—	—

Total Earnings	$1,549	$1,385	$1,760	$1,038	$860	$685	$928

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$156	$142	$192	$189	$195	$197	$217
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	—	—
Interest Factor in Rentals	1	1	1	1	2	1	2

Total Fixed Charges	$157	$143	$193	$190	$197	$198	$219

Ratio of Earnings to Fixed Charges	9.87	9.69	9.12	5.46	4.37	3.46	4.24

(A)

The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.